Grupo TMM

Second-Quarter &
First Six-Months 2008
Financial and Operational Review

July 29, 2008

Forward-Looking Statements

Included in this presentation are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

On Today's Call...

- Jose Serrano, Chairman and CEO
- Fernando Sanchez, President
- Jacinto Marina, Chief Financial Officer
- Luis Ocejo, Maritime and Ports
- Jaime Glenn, Commercial Division, TMM Logistics
- Jorge Septien, Operations Division, TMM Logistics



Grupo TMM

2008 Strategic Initiatives



Grupo TMM Successfully Completed Mexican Trust Certificates Program

- Total proceeds 8.94 billion pesos
- Program non recourse to Company and rated AA by Fitch
- First 3 years - Interest rate cap at 11.5%

Financing Terms

Term	Tranche 1	Tranche 2	Tranche 3
Initial Issuance	3B (MXP)/$291.2M (US$) *	1.55B (MXP) /$150.5M (US$) *	4.39B (MXP) /$426.2M (US$) *
Spread to TIIE(1)	+225bps	+195bps	+219bps
Stated Term	20 Years	20 Years	20 Years
Expected Term	12 Years	13 Years	14 Years
Weighted Average Life	8.45	8.99	9.25
Use of Proceeds	Repayment of existing debt	Purchase of 5 offshore vessels	Purchase of 7 offshore vessels and 3 product tankers
First Coupon Payment		March 2009	June 2009

**Exchange Rate at June 30: 10.30 pesos /dollar*

(1) Mexico's Interbank Equilibrium Interest Rate

Fleet Expansion Underway

- Of 15 new vessels, 6 have contracts with Pemex and other clients

Count	Vessel	Type	Year Built	Delivery date	Start of Operations
1	Isla Monserrat	Supply	2007	January 25, 2008	May 16, 2008
2	Isla León	AHTS	2008	June 11, 2008	August 1, 2008
3	Isla Blanca	Mini supply	2008	July 15, 2008	August 1, 2008
4	St Clemens	Pr. Tanker	2000	July 22, 2008	August 1, 2008
5	Seamusic	Pr. Tanker	2003	August 15, 2008	August 25, 2008
6	Isla Santa Cruz	AHTS	2008	July 30, 2008	September 8, 2008
7	Luit Spirit	Pr. Tanker	2005	September 1, 2008	September 10, 2008
8	Isla Janitzio	Mini supply	2008	October 15, 2008	November 20, 2008
9	Isla San Ignacio	AHTS	2008	December 15, 2008	December 15, 2008
10	Isla San José	AHTS	2008	December 15, 2008	January 1, 2009
11	Isla Ciari	Mini supply	2009	February 15, 2009	March 1, 2009
12	ECO III	Process	2008	July 21, 2008	March 9, 2009
13	Isla San Lorenzo	AHTS	2009	February 15, 2009	April 1, 2009
14	Isla San Gabriel	FSIV	2009	June 21, 2009	June 28, 2009
15	Isla San Luis	FSIV	2009	August 27, 2009	September 3, 2009

Investment 2nd Tranche	$111.4
Investment 3rd Tranche	$348.5

Expanded Maritime Fleet

- TMM will manage a fleet of 57 vessels



5 Parcel Tankers
International Trade



35 Offshore Vessels
Offshore Drilling Support



12 Product Tankers
Cabotage Trade



5 Harbor Tugs
Manzanillo, Colima

Revenue Growth with New Vessels

- New vessels will add more than 27% to the Company's current consolidated revenues from Q3 2008 to Q4 2009

*CONSOLIDATED REVENUE INCREASE WITH NEW VESSELS



120%
100%
80%
60%
40%
20%
0%
100%
6%
7%
6%
6%
1%
1%
127%
Base 2Q 08
3Q 08
4Q 08
1Q 09
2Q 09
3Q 09
4Q 09
RR 4Q 09

** Estimated*

Incorporation of New Vessels Will Increase Profitability

- New vessels will increase Q4 2009 EBITDA run rate to approximately $132.0M (assuming no change in current EBITDA run rate as adjusted for one-time dry dock events in Q2 2008)



*INCREMENTAL RUN RATE EBITDA
$140
$120
$100
$80
$60
$40
$20
$0
$55.0
$17.5
$17.5
Annual
$90.0
$17.6
$16.9
$6.5
$1.0
$132.0
RR 2Q 08
3Q 08
4Q 08
1Q 09
2Q 09
3Q 09
4Q 09
RR 4Q 09

**Estimated*

*** US$ Millions*

Focus on Asset Monetization and Corporate Debt Reduction

- After completing the Mexican Trust Certificates financing
- Final step to consolidate financial stability: refinancing existing securitization facility
  - Significant amortizations and high interest cost, although:
  - TMM has strong cash reserves to support liquidity

Sale of non-productive assets

- Certain non-productive and non-strategic assets indentified for sale
- Net cash consideration of approximately $30M
- Anticipated to be completed by 4Q2008
- Proceeds will be used to pay down a portion of the securitization facility

Renegotiation / Replacement of Securitization Facility

- TMM intends to negotiate thereafter new terms on the remaining balance outstanding of this facility, at a longer term
- Match cash flow generation with debt repayment schedule
- Lower interest rates and more affordable payment schedule



Second Quarter & First Six Months 2008 Operating and Financial Results

1H 2008 Maritime Operations

- Revenue up 13.4% to $99.1M compared to $87.4M in 1H 2007
  - Improved average daily rate in offshore segment
  - 3 additional product tankers in operation
  - Improved freight mix in chemical tankers
  - Increased vessel calls at Manzanillo in tugboats segment



- Transportation income up 4.5% to $23.0M compared to $22.0M in 1H 2007
  - Increase mainly due to lower operating costs in offshore segment, partially offset by costs from anticipated dry dock maintenance of certain vessels which will benefit results in 2H 2008



1H 2008 Port Operations

- Revenues and transportation income down
- Cruise ship and shipping agencies down due to lower volumes

Cruise Ship Calls



100
80
60
40
20
0
84
64
23.8%
1H 2007
1H 2008

1H 2008 Logistic Operations

- Revenues up 41.4% to $70.7M compared to $50.0M in 1H 2007
  - Incremental revenues from new clients at trucking segment
  - Improved fill ratio at warehousing facilities
  - Revenue contribution from auto hauling business, which began in 2008



- Transportation loss of $3.1M
  - Affected by losses from discontinued businesses
  - Auto hauling segment impacted by slow down of production at auto plants


LOGISTICS



Grupo TMM

Trust Certificates Program



Credit Fundamentals for the Certificates

- By reserving cabotage to Mexican ship owners, the Mexican Navigation Law operates as a franchise type protection
- Investment grade of clients' credit rating
- Proven performance of TMM in operation and commercialization of shipping in Mexico, with no recourse to the Company
- Ships and collection rights as collateral
- Bankruptcy remote structure and contingency reserves
- Flexible and affordable amortization profile
- AA (MEX) rating

** *US$ Millions*

Cash Flow to TMM From Trust Certificates Program

■ = Cash flow to TMM

Payments from Pemex and/or other clients → Go to

Trust to fund

- Operating expenses and monthly 5% of collected revenues to TMM
- Fund reserve accounts
- Interest expense
- Scheduled and unscheduled principal
- payments

If trust can make all planned payments → TMM receives → 5% sales success fee [(1)]

If trust has excess cash after all required payments and reserve funds are funded [(2)] → TMM receives → Up to 50% excess cash

and

→ Trust pays → 50% principal paydown

At the end of the Program → TMM receives → Assets + remaining cash

(1) Semi-annually

(2) After 3rd year of Program

Non-Restricted Cash Generation

- Approximately $445 million of non-restricted cash will be generated between 2007 and 2023
- Plus residual value of vessels, which can represent approximately 20% of the original investment

(US$ millions) **Non-Restricted Cash Generation**


$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
Tranche 1
Tranche 2
Tranche 3

Estimated Debt Reduction

- Each tranche's outstanding balance is expected to be paid down before their respective 20-year maturity periods


(US$ millions)
Trust Certificates Program - Estimated Debt Balance
20 Year Maturity
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
Tranche
Tranche 2
Tranche 3

Total Net Debt

	As of June 30, 2008 *	Estimated As of December 31, 2008 *
Mexican Trust Certificates (MTC):		
Non-recourse secured portion	310.5	661.5
Non-recourse unsecured Portion	109.8	141.5
Securitization Facility	121.4	114.0
Other Corporate Debt	81.6	72.3
Total Debt	$623.3	$989.3
Less Unsecure portion of the MTC	109.8	141.5
Plus cash and reserves	92.6	81.7
Total Net Debt excluding the Non-recourse unsecured Portion of the MTC	$420.9	$766.1

(1) The Mexican Trust Certificates have two portions, one secured by the assets contributed to the Trust (vessels and cash), and another one which shows the difference between the net balance of the Trust assets and the Trust liabilities, and represents a deferred credit without recourse to the Company, which will be paid with future services rendered over the life of the Trust

Exchange Rate: 10.30 and 10.80 pesos/dollar

* *US$ Millions

Exercise of Potential Investment Return

- Assuming incremental run rate EBITDA including new vessels
- Assuming estimated outstanding net debt for 2010 without the non-recourse unsecured Portion of the MTC
- For EV multiples-used similar EBITDA multiples of our peers

Valuation*	
*Incremental Run Rate EBITDA	$132
*Estimated Net Debt (1)	$613
*Enterprise Valuation Multiple	8.5x
*Total Enterprise Valuation	$1,122
*Capitalization of Equity Value	$509

** Reference figures used for the purpose of this exercise*

(1) Exchange Rate: 11.85 pesos/dollar

** *US$ Millions*



Grupo TMM

Second-Quarter &
First Six-Months 2008
Financial and Operational Review

July 29, 2008